Press Release	Source: Left Right Marketing Technology, Inc.

Left Right Marketing Technology Announces Plans For CrazyGrazer.com

Tuesday May 11, 6:00 am ET

LAS VEGAS--(BUSINESS WIRE)--May 11, 2004--Strengthening the company's unique position in the e-commerce marketing arena, Left Right Marketing Technology, Inc. (OTCBB:LRMK - News) outlines their unique approach for enabling consumers to reach their Internet shopping mall -- www.crazygrazer.com.

Following the recent completion of the merger agreement between Left Right Marketing Technology, Inc. (LRMK) and Crazy Grazer LLC, LRMK is moving forward on their overarching business plan intended to separate CrazyGrazer.com from the competition by providing three innovative ways for consumers to shop online. This initiative focuses on the implementation of three well-branded web sites, the introduction of public access shopping kiosks and an in-room hotel-shopping network.

Along with the Oracle-based web sites, LRMK is in the final stages of development of technology that will enable the company to provide access to their online stores through CrazyGrazer.com Public Access Shopping Kiosks and through the CrazyGrazer.com In-Room Hotel Shopper.

President/CEO Mick Hall said, "We have conducted a series of beta-tests and focus groups over the past 18 months, measuring everything from consumer color preferences to site functionality and usability. One thing I have learned over the past 12 years running a brand development agency is that you can never know too much about your customers."

LRMK announced the launch of the beta-version of the CrazyGrazer.com Outlet Store earlier this week. The company anticipates the placement of their first CrazyGrazer.com Public Access Shopping Kiosks in time for the 2004 holiday shopping season with the CrazyGrazer.com In Room Hotel Shopper scheduled to launch early 2005.

Hall added, "In 1983, no one would have believed that IBM would one day lose their top market position. That same year, a young entrepreneur named Michael Dell began selling computers out of his dorm room. Dell Computer Corporation (Nasdaq:DELL - News) became the largest commercial computer seller in the world by understanding consumers better than IBM and all of the other computer giants of the 1980's. In 2004, no one would believe me if I said that Amazon.com (Nasdaq:AMZN - News) will one day lose their top market position."

Investors and LRMK stockholders are urged to read LRMK's annual report on Form 10-KSB and Forms 8-K, available free of charge on the SEC's website, www.sec.gov.

Forward-Looking Statements: The statements in this press release regarding the company's overarching business plans, any opinions expressed about IBM, Dell Computer Corporation or Amazon.com, any benefits of the anticipated consumer impact from various points of contact, anticipated perceptions of stock holders based on shopping methods offered, the Company's future success, the Company's ability to take advantage of market trends, the success of e-commerce, future opportunities and any other effect, result or aspect of the transactions and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired business, costs, delays, and any other difficulties related to the outlet store launch, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Left Right Marketing Technology, Inc.

Mick Hall, 702-260-4700

702-260-9886